mwe.com

Dan Woodard
Attorney at Law
dwoodard@mwe.com
+1 212 547 55553

August 2, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Patrick Kuhn
Rufus Decker
Rebekah Reed
Mara Ransom

Re:	Brag House Holdings, Inc.
Registration Statement on Form S-1
Filed July 10, 2024
File No. 333-280282

Dear Mr. Kuhn:

On behalf of Brag House Holdings, Inc. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated July 22, 2024, relating to the above referenced Registration Statement on Form S-1 (File No. 333-280282) filed by the Company on July 10, 2024 (the “Draft Registration Statement”).

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects the Company’s responses to the comments provided by the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 2.

One Vanderbilt Avenue New York NY 10017-3852 Tel +1 212 547 5400 Fax
+1 212 547 5444
US practice conducted through McDermott Will & Emery LLP.

Amendment No. 1 to Registration Statement on Form S-1 filed July 10, 2024

Dilution, page 43

1.	As previously requested in prior comment 3, please revise your historical, pro forma and pro forma as adjusted net tangible book value (deficit) amounts as of March 31, 2024, to exclude deferred offering costs. In addition, we note that you revised your pro forma as adjusted net tangible book value as of March 31, 2024, to exclude estimated offering expenses payable by you. Your pro forma as adjusted net tangible book value as of March 31, 2024, should be calculated after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by you. Please revise accordingly.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 43-44 of Amendment No. 2 to exclude deferred offering costs from its historical, pro forma and pro forma as adjusted net tangible book value (deficit) amounts as of March 31, 2024. In addition, the Company has revised its disclosure to calculate its net tangible book value as of March 31, 2024 after deducting estimated underwriting discounts and estimated offering expenses payable.

Exhibit 5.1, page II-3

2.	Please revise the legal opinion filed as Exhibit 5.1 to specify the number of shares of common stock to be sold in the offering, as well as the number of shares of common stock underlying the underwriter warrants, instead of referring to the value of the securities used for purposes of calculating the registration fee.

Response: In response to the Staff’s comment, the Company has revised the legal opinion filed as Exhibit 5.1 to specify the number of shares of common stock be sold in the offering, as well as the number of shares of common stock underlying the underwriter warrants.

General

3.	We note your revisions for consistency with your governing documents in response to prior comment 6. However, the forum selection provision in your Certificate of Incorporation still identifies the Court of Chancery of the State of Delaware as the sole and exclusive forum for “any derivative action or proceeding,” without any carve-out or alternate federal forum. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the Certificate of Incorporation states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: In response to the Staff’s comment, the Company adopted a Second Amended and Restated Bylaws, pursuant to which it is clarified that the choice of forum provision in the Company’s Certificate of Incorporation does not apply, and Company has consented to such inapplicability, to claims or causes of action brought to enforce a duty or liability created by the Securities Act, or the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. The Company has revised its disclosure on pages 35 and 81 of Amendment No. 2 to reflect this change.

In addition, to help the Company’s stockholders understand the scope of the exclusive forum selection clauses going forward, the Company will include disclosure in its future periodic filings to clarify that the exclusive forum selection provision in the Certificate of Incorporation does not preclude or contract the scope of exclusive federal or concurrent jurisdiction for any actions brought under the federal securities laws and the rules and regulations thereunder, including the Securities Act and the Exchange Act.

Please contact me at +1 212 547 5553 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its revised Registration Statement on Form S-1.

Sincerely,

/s/ Daniel Woodard
cc: Lavell Juan Malloy, II, Chief Executive Officer

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